SEC File Nos. 333-35821, 811-08359

                                Exhibit 23(b)(ii)

                               THE WESTPORT FUNDS

At the December 16, 2005 Board of Trustees meeting of The Westport Funds (the "Trust"), the following additions to Article II of the Trust's By-laws were approved:

      Section 4. Chairman. The Trustees shall appoint an Independent Trustee to serve as Chairman of the Board ("Chairman") if specifically required to do so by the Investment Company Act of 1940. Otherwise the President shall perform the duties listed below for a Chairman. The Chairman shall serve at the pleasure of the Trustees, shall preside over meetings of the Trustees and will have a key role in setting the agenda for the Board, establishing a Boardroom culture that will foster a meaningful dialogue between fund management and Trustees, overseeing the tasks of the adviser(s), negotiating in favor of Shareholders when negotiating advisory contracts, and providing leadership to the Board while focusing on the long-term interests of the Shareholders. The Chairman will also exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Trustees or prescribed by the Declaration of Trust or by these By-Laws.

      Section 5. Independent Trustees Authorized to Hire Staff and Retain Experts. Independent Trustees are authorized, at the expense of the Trust, to hire employees and to retain advisers and experts necessary to carry out their duties as Independent Trustees.